SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

February 10, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces preparations for entry into the financial services sector and publishes a tender for the launch of a nonbank consumer credit card through one of the credit card companies

PARTNER COMMUNICATIONS ANNOUNCES
PREPARATIONS FOR ENTRY INTO THE FINANCIAL
SERVICES SECTOR AND PUBLISHES A TENDER FOR THE
LAUNCH OF A NONBANK CONSUMER CREDIT CARD
THROUGH ONE OF THE CREDIT CARD COMPANIES

Rosh Ha’ayin, Israel, February 10, 2019 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that further to the Company's reports with respect to the examination of new potential growth engines, among others, in the fintech and finance industries and as part of its preparation for entry into the financial services sector, Partner published today an invitation to receive offers from credit card companies for the provision of services and the establishment of a customer club offering a range of financial products based on nonbank credit card.

In the invitation sent to the credit companies operating in Israel, Partner seeks to receive offers for the provision of services from one credit card company, noting that the customer club will be based on an infrastructure of an international credit card company (Visa or MasterCard) and/or an international private label (American Express or Diners).

This step is the first in a series of steps that the Company is working on as part of its activity formed under the name Partner Finance.

Mr. Isaac Benbenisti, CEO of Partner noted: "The expansion of Partner's activity into the financial sector is a first for a communications company in Israel. We are starting today a significant journey and just as we knew how to initiate a change in the multi-channel television market and in the area of internet services over fiber optic infrastructure, I am certain that we will be able to expand the competition in the financial sector and bring real value to customers and investors.

This operation, as part of the formed operation Partner Finance, will benefit from the advanced technological capabilities of the Partner Group, using the development resources and know-how of our Information Technology division. After an in-depth process that included the examination of similar models in the world and working with start-up companies active in the field of fintech, we are now beginning the next stage of our entry into the finance world."

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements include the Company's preparation to enter the financial services sector for the launch of a nonbank credit card, receipt of offers for the provision of services and the establishment of a customer club offering a range of financial products based on nonbank credit card based on an infrastructure of an international credit card company and/or an international private label and the expectation for the expansion of the competition in the financial sector in addition to the expectation to bring real value to customers and investors. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner and its operations, including the Company's ability to actualize its intentions and aspirations in the financial sector in current and future market and regulatory conditions, subject to possible economic, regulatory, legal and other developments. In light of these risks, uncertainties, assumptions and future developments, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. The Company's invitation to receive offers does not bind the Company to accept any of the offers it may receive, in full or in part. The Company may under its sole consideration accept or decline any of the offers that will be submitted. The provisions of the tender laws shall in no way apply to the Company's invitation to receive offers and to the negotiations that will be held with any bidder and/or the method of selecting the bidders. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.ilinvestors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: February 10, 2019